Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Yuengling’s Ice Cream Corp (f/k/a/ Aureus, Inc.)

Offering Statement on Form 1-A

Filed May 4, 2021, Amended July 14, 2021, Amended July 29, 2021, Post

Qualification Amendment No. 1 Filed on October 8, 2021, Post Qualification

Amendment No. 2 filed on December 20, 2021, Post Qualification Amendment

No. 3 filed on March 4, 2022, Post Qualification Amendment No. 4 filed on

April 8, 2022, Post Qualification Amendment No. 5 filed on April 19, 2022 and

Post Qualification Amendment No. 6 filed on May 20, 2022.

File No. 024-11517

Dear Sir or Madam:

Kindly be advised that Yuengling’s Ice Cream Corp (f/k/a/ Aureus, Inc. or the “Company”) requests that its Regulation A Post Qualification Amendment No 6 offering be qualified on Wednesday, May 25, 2022 at 3:00 pm Eastern Time.

If you would like any further information or have any questions, please do not hesitate to contact me. I may be reach by email at rbohorad@yuenglingsicecream.com and by phone at 917-292-8989.

Sincerely,

/s/ Robert C. Bohorad
Name: Robert C. Bohorad
Title: President and Chief Executive Officer